UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

RECENT DEVELOPMENTS

The Company entered into a definitive agreement, dated March 12, 2024, with a single, U.S. institutional investor for the purchase and sale of 4,761,905 American Depositary Shares of the Company (“ADS”) together with warrants to purchase up to 4,761,905 ADSs at a combined purchase price of US$1.26 per ADS and accompanying warrant (together the “Securities”), pursuant to a registered direct offering for total gross proceeds of approximately US$6 million, before deducting commissions and other estimated offering expenses. The warrants will have an exercise price of US$1.49 and will be exercisable beginning six months following the date of issuance and will expire five years from the initial exercise date. The closing of the offering and sale of the Securities is expected to occur on or about March 15, 2024, subject to the satisfaction of customary closing conditions.

Focusing on improving operational efficiency, the Company has achieved a positive net take rate (NTR, transaction-side gross margin) for its interconnectivity services (as part of its charging services) while maintaining a 49% year-over-year growth in charging volume for its interconnectivity services during the month of January 2024. The Company’s NTR for its interconnectivity services reached 0.75% in February 2024. This achievement is built on the momentum of the continuous expansion of its charging service, with charging volume in the fourth quarter of 2023 increasing by over 55% as compared to the same period in 2022. NTR is calculated by taking gross receipts from transactions, deducting transaction outgoings and incentives, and adding income from membership programs. This total is then expressed as a percentage of the total transaction value. NTR measures the Company’s return from transactions arising from its interconnectivity services after adjusting for incentives paid to end-users to boost the use of the Company’s network. Through operational excellence and tailored approach to promotions, the Company has enhanced customer loyalty while fostering a positive network effect, supported by the expansion of its end-user pool and charging station ecosystem. In 2023, the Company witnessed a 80% year-over-year growth in charging volume for its charging services. Since September 2023, this momentum has been accompanied by consistent monthly increases in the NTR, achieving a positive NTR of 0.75% in February 2024:

	2023					2024
	September	October	November	December	January	February
NTR	-8.14%	-6.17%	-2.95%	-0.92%	0.02%	0.75%

The continued growth reflects the Company’s strategic focus on profitability and effective execution, which position the Company for sustained growth. The Company remains committed to leveraging its expanding network to enhance shareholder value and maintain its leadership in the EV charging market. Please note that the foregoing data are unaudited and therefore subject to adjustment.

The Company currently expects its revenue for the full year of 2023 to be in the range of RMB310 million (US$44 million) to RMB330 million (US$46 million), representing a year-over-year growth of 234% to 256%, respectively. The foregoing is the current and preliminary view of the Company’s management and is subject to changes and uncertainties.

Translations of certain RMB amounts into USD at specified rates are provided solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

This current report on Form 6-K, except for the press release attached hereto as Exhibit 99.1, is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-273515) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

4.6	Registrant’s Form of Warrant

5.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to the warrants of NaaS Technology Inc.

10.1	Form of Securities Purchase Agreement

99.1	NaaS Technology Inc. Announces US$6 Million Registered Direct Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Alex Wu
Name	:	Alex Wu
Title	:	Chief Financial Officer

Date: March 13, 2024